May 27, 2009

Via EDGAR as “CORRESP” and fax (703) 813-6984

Sonia Barros
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3010
Washington, D.C. 20549

Re:	Owens Mortgage Investment Fund, a California Limited Partnership (the “Partnership”)
Form 10-K for the fiscal year ended December 31, 2008; Filed April 1, 2009
File No. 000-17248

Dear Ms. Barros:

We are in receipt of your letter dated May 12, 2009 providing comments on the above-referenced filing.  The responses contained in this letter are numbered to correspond with the numbered comments of your letter which are reproduced below in boldface and italics.

Item 9A. Controls and Procedures, page 44

Changes in Internal Control over Financial Reporting, page 44

1.
We note that management has identified “two significant deficiencies in the design and operation of internal controls,” but has also concluded that “the Partnership has maintained effective internal control over financial reporting….” Please describe those significant deficiencies and explain how you determined that these deficiencies did not rise to the level of a material weakness. Please note that a conclusion that your internal control over financial reporting is effective is inappropriate if there is a material weakness. See Rule 12b-2 for a definition of “material weakness.” Please provide this disclosure in future filings and tell us how you will comply.

The two significant deficiencies identified by management of the Partnership in its evaluation were as follows:

•
The Partnership’s procedures regarding valuation of real estate held for sale and investment included determining fair values based on a significant use of internally-generated valuations. Due to significant deterioration in the real estate market during 2008, it was determined that management’s significant use of internal valuations in this rapidly changing environment caused its valuation process to be deficient.

•	An operating entity did not accrue for an expense in the normal year-end close process.

These deficiencies were determined not to constitute a material weakness, and therefore not to preclude a conclusion that the Partnership’s internal controls over financial reporting are effective, for the following reasons:

•
In the case of the real estate property valuations, management of the Partnership obtained appraisals or other third-party valuation support for many of its properties that had previously been valued using internally-generated valuations, and recorded impairment losses as appropriate during the quarter ended December 31, 2008.

•
The omitted operating entity expense accrual was determined to be an isolated incident that was not material to the Partnership’s 2008 financial statements. The omitted expense was identified by management after the operating entity’s normal close process and accrued prior to the Partnership’s financial statements being finalized.

In future filings, the Partnership will not state that any significant deficiencies have been identified, to avoid any inference by investors that any material weaknesses were identified, or the Partnership will explain its rationale for any conclusion that any significant deficiencies do not rise to the level of a material weakness and/or that effective internal controls have been maintained.

Item 15. Exhibits, Consolidated Financial Statements Schedules, page 50

Exhibits 31.1 and 31.2

2.
We note that the identifications of the certifying individuals at the beginning of the certifications also include the titles of the certifying individuals. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

In future filings, the Partnership will not include the certifying individual’s title in the identification of the individual at the beginning of certifications.

3.
We note that you did not include the following language in Paragraph 4 of the certifications: “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))….” In future filings, please include the exact language as required by Exchange Act Rules 13a-14(a) and 15d-14(a). Please refer to Item 601(b)(31)(i) of Regulation S-K.

The quoted language was inadvertently omitted from the certifications.  In future filings, the complete certifications, as required by Exchange Act Rules 13a-14(a) and 15d-14(a), will be included.

In connection with this response, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (925) 280-5393 or Melina Platt, Controller, at (925) 280-5395, or contact our counsel, Steve Harmon at (925) 979-3332, if you have any further questions.

Sincerely,

/s/ Bryan H. Draper
Bryan H. Draper
Chief Financial Officer
Owens Financial Group, Inc., General Partner

cc:           Steven R. Harmon, Esq.

MMB:10385-001:1005085.5